UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ALLSCRIPTS—MISYS HEALTHCARE SOLUTIONS, INC.

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
01988P108

(CUSIP Number)

Dan Fitz, Esq.
Misys plc
One Kingdom Street
Paddington
London W2 6BL, UK
44 (0)20 3320 5000
copies to:
Andrew L. Bab, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6323

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
February 10, 2009

(Date of event which requires filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	01988P108

1	NAMES OF REPORTING PERSONS: MISYS PLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		82,886,017

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

82,886,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,886,017

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

56.7%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	01988P108

1	NAMES OF REPORTING PERSONS MISYS PATRIOT US HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		64,028,875

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

64,028,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

64,028,875

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

43.8%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	01988P108

1	NAMES OF REPORTING PERSONS MISYS PATRIOT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

BK, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		18,857,142

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

18,857,142

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,857,142

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

12.9%

14	TYPE OF REPORTING PERSON

OO

     This Amendment No. 1 (this “Amendment”) amends the Schedule 13D initially filed on October 20, 2008 (the “Original Filing”) relating to the common stock, par value $0.01, of Allscripts-Misys Healthcare Solutions, Inc. Information reported in the Original Filing remains in effect except to the extent that it is amended or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.
Item 4. Purpose of Transaction.
     The disclosure in Item 4 is hereby amended and supplemented by adding the following after the final paragraph thereof:
     On February 10, 2009, Misys, MPL, MPUSH and the Company entered into a Stock Repurchase Agreement (the “Stock Repurchase Agreement”), pursuant to which MPUSH and/or MPL shall sell shares of common stock of the Company to the Company in the aggregate in proportion to any other shares of common stock of the Company that the Company may purchase under the Market Purchase Program (as such term in defined in the Stock Repurchase Agreement) from shareholders of the Company other than Misys or any of its subsidiaries so that Misys and its subsidiaries will retain their current percentage ownership of common stock of the Company.
     This summary of the Stock Repurchase Agreement is not intended to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 99.7 and is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits
     Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 99.7	Stock Repurchase Agreement, dated as of February 10, 2009, by and among Misys plc, Misys Patriot Ltd., Misys Patriot US Holdings, LLC and Allscripts-Misys Healthcare Solutions, Inc.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2009

MISYS PLC

By:	/s/ Dan Fitz
	Name:	Dan Fitz
	Title:	Executive Vice President, General Counsel and Corporate Secretary

MISYS PATRIOT US HOLDINGS LLC

By:	/s/ Darryl E. Smith
	Name:	Darryl E. Smith
	Title:	President of Misys Holdings Inc., sole member of Misys Patriot US Holdings LLC

MISYS PATRIOT LTD.

By:	/s/ Dan Fitz
	Name:	Dan Fitz
	Title:	Director